EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

September 25, 2018

AVINO ANNOUNCES CLOSING OF US$4.6 MILLION UNDERWRITTEN PUBLIC OFFERING, INCLUDING

THE PARTIAL EXERCISE OF UNDERWRITERS’ OVERALLOTMENT OPTION

Avino Silver & Gold Mines Ltd. (ASM:TSX/NYSE American; FSE:GV6, "Avino" or "the Company") today announced the closing of its underwritten public offering of an aggregate of 6,239,867 common shares of the Company, together with warrants to purchase up to 6,239,867 common shares of the Company, at a public offering price of US$0.65 per share and associated warrant to purchase one common share. Each warrant has an exercise price of US$0.80 and expires on September 25, 2023. In addition, the underwriters partially exercised their overallotment option to purchase an aggregate of 865,791 additional common shares of the Company and additional warrants to purchase 935,979 common shares of the Company. After deducting the underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the public offering are expected to be approximately US$4.1 million.

H.C. Wainwright & Co. acted as the sole book-running manager for the offering. Roth Capital Partners acted as co-manager for the offering.

The Company intends to use the net proceeds from the offering primarily for advancing the development of the Avino mine and its operations and production, and to a lesser extent for the exploration and development of the Bralorne Mine Property, and for general working capital.

The shares and warrants were offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-226963), that was previously filed with the Securities and Exchange Commission (“SEC”) and declared effective on September 5, 2018. The securities were offered only by means of a prospectus. A final prospectus supplement and the accompanying prospectus was filed with the SEC and is available on the SEC’s website at www.sec.gov, as well as under the Company’s profile on the SEDAR website at www.sedar.com, and may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or emailing placements@hcwco.com. In connection with the offering, the Company relied on the exemptions in Section 602.1 of the Toronto Stock Exchange Company Manual.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions; the price of gold, silver and copper; changing foreign exchange rates and actions by government authorities; uncertainties associated with legal proceedings and negotiations; and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.